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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

    Hipple                           Robert
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   (Last)                           (First)             (Middle)

   2255 Glades Road, Suite 324A
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                                    (Street)

   Boca Raton                       Florida              33431
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

    Precom Technology, Inc.   (PRCT)
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

      09/30/02
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                           President, Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                          6.
                                                         4.                              5.               Owner-
                                 2A.                     Securities Acquired (A) or      Amount of        ship
                     2.          Deemed     3.           Disposed of (D)                 Securities       Form:     7.
                     Trans-      Execu-     Transaction  (Instr. 3, 4 and 5)             Beneficially     Direct    Nature of
                     action      tion       Code         ------------------------------- Owned Following  (D) or    Indirect
1.                   Date        Date,      (Instr. 8)                   (A)             Reported         Indirect  Beneficial
Title of Security    (mm/dd/     if any     ------------     Amount      or     Price    Transaction(s)   (I)       Ownership
(Instr. 3)           Year)       (mm/dd/yy)  Code     V                  (D)             (Instr. 3 and 4) (Instr.4) (Instr. 4)
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Common Stock         9/01/02                  J(1)            1,875,000   A      $.02     6,640,042(2)     I         IRA
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Common Stock         9/20/02                  J(3)            3,750,000   A      $.01     6,640,042(2)     D
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Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
Stock                 |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) On September 1, 2002, the Company agreed to the conversion of a $75,000 promissory note previously issued to an IRA Account for the benefit of the Company's CEO, Robert Hipple, in exchange for a loan to the Company from the IRA Account in the amount of $73,292. The Company requested the conversion at the price of $0.02 per share, which was agreed to by the IRA Account custodian. A total of 3,750,000 pre-split shares were issued as a result of the conversion.

(2) Includes 1,015,042 directly held by Spouse

(3) Acquired pursuant to Consulting Agreement




-------/Robert Hipple------------------------            ---10-08-02------------
      **Signature of Reporting Person                             Date


Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

*      If the form is filed by more than one reporting person, See Instruction
       4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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